900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, Texas 78746-5546 PHONE 512.383.5400 FAX 512..338-5499 www.wsgr.com

June 18, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Mark P. Shuman
Barbara C. Jacobs
Matthew Crispino
David Edgar
Mark Kronforst

Re:	Rackspace Hosting, Inc. (formerly Rackspace, Inc.)
Registration Statement on Form S-1 (File No. 333-150469)

Ladies and Gentlemen:

On behalf of Rackspace Hosting, Inc. (the “Company”) and in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition, we are providing via courier ten (10) paper copies of Amendment No. 1, five (5) of which are marked to show changes from the Registration Statement. Manually executed signature pages and consents have been executed prior to the time of the electronic filing and will be retained by the Company for five (5) years.

The Company and the representatives of the underwriters have authorized us to advise you that, as contemplated by Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), they may make oral requests for the acceleration of the Registration Statement’s effectiveness and that they are aware of their respective obligations under the Act.

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AUSTIN        NEW YORK        PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, D.C.

Securities and Exchange Commission

June 18, 2008

Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned by telephone to 512.338.5422 or by facsimile to 512.338.5499.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Brian K. Beard

cc:	Alan Schoenbaum
William Alberts
Derek L. Willis
Evan Kastner